EXHIBIT 21.1

SUBSIDIARIES OF THE COMPANY (1)

Names	State of Incorporation or Organization	D/B/A (if applicable)
The Healthy Edge, Inc	Arizona
Chamberlin Natural Foods, Inc.	Florida	Chamberlin’s Natural Foods
Health Food Associates, Inc.	Oklahoma	Akin’s Natural Foods
Hawaiian Natural Water Co., Inc	Delaware
The Beverage Group, Inc.	Delaware
Idaho Water 2009, Inc. (Formerly Trinity Springs, Inc.)	Delaware
AMCON Acquisition Corporation	Delaware
AMCON Bismarck Land Co.	Delaware
EOM Acquisition Corp.	Delaware	Earth Origins Market
Team Sledd, LLC	Delaware
Westchase LLC	Florida
Charles Way LLC	Missouri

(1) Each of the named subsidiaries is not necessarily a “significant subsidiary” as defined in Rule 1-02(w) of Regulation S-X.